SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A (“Companhia” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) informs its shareholders and the market in general that, on this date, Wilson Ferreira Junior, current President of the Company and member of the Board of Directors, resigned as President of the Company for personal reasons.

Mr. Wilson will remain in his position of President until March 5, 2021, allowing an adequate transition to his successor, who is yet to be appointed.

The Company takes the opportunity to thank Mr. Wilson for his recognized leadership in the organizational and financial restructuring of the Eletrobras System during his term of approximately 4.5 years. Under his management, the Company reached record profits, reduced its leverage to compatible levels by generating cash, reduced operating costs with privatization of distributors and efficiency programs, set into operation overdue constructions, simplified the amount of equity interests , with the sale, merger and dissolution of about 90 special purpose entities, enhanced its Program Compliance, standardized its bylaws and governance levels for of Eletrobras companies and resolved important litigation cases in the United States resulting from Operation Lava Jato, among other relevant achievements.

Due to the object of this Relevant Fact, the Company invites all investors to a conference call at 3 pm tomorrow, 25 January, with Wilson´s the participation. The dial-in information are presented below:

3:00 pm (Brasília Time)

1:00 p.m. (USA Eastern time)

6:00 p.m. (United Kingdom time)

(+1) 786 837 9597 (USA)

(+44) 20 3318 3776 (United Kingdom)

0800-022-1325 ou (55 11) 3137-8037 (Brazil)

Rio de Janeiro, January 24, 2021.

Elvira Cavalcanti Presta

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.